FOURTH AMENDMENT TO THE EMPLOYMENT AGREEMENT

THE FOURTH AMENDMENT TO THE EMPLOYMENT AGREEMENT (the “Fourth Amendment”) is made and entered effective the __ day of June 2009, by Ross Stores, Inc. (the “Company”) and Michael Balmuth (the “Executive”). The Executive and the Company previously entered into an Employment Agreement effective May 31, 2001; a First Amendment to the Employment Agreement effective January 30, 2003; a Second Amendment to the Employment Agreement effective May 18, 2005; and a Third Amendment to the Employment Agreement effective April 6, 2007 (the original Agreement; First Amendment to the Employment Agreement; Second Amendment to the Employment Agreement; and Third Amendment to the Employment Agreement are attached and collectively referred to herein as the “Agreement”), and it is now the intention of the Executive and the Company to further amend the Agreement as set forth below. Accordingly, the Executive and the Company now enter into this Fourth Amendment.

I.	The Executive and the Company amend the Agreement by deleting Paragraph 1 of the Agreement in its entirety and replacing it with the following new Paragraph 1:

1. Term. The employment of the Executive by the Company will continue as of the date hereof and end on January 28, 2012, unless extended or terminated in accordance with this Agreement, including the extensions contemplated both in paragraphs 1 and 4(b). During March 2010, and during March every year thereafter (every one year) for so long as the Executive is employed by the Company, upon the written request of the Executive, the Board shall consider extending the Executive’s employment with the Company. Such request must be delivered to the Chairman of the Compensation Committee no later than the last day in February which precedes the March in which the requested extension will be considered. The Board shall advise the Executive, in writing, on or before the April 1st following its consideration of the Executive’s written request, whether it approves of such extension. The failure of the Board to provide such written advice shall constitute approval of the Executive’s request for the extension. If the Executive’s request for an extension is approved, this Agreement shall be extended one additional year.

II.	The Executive and the Company further amend the Agreement by deleting the first sentence of Paragraph 4(a) of the Agreement in its entirety and replacing it with the following new sentence:

4(a). Salary. During his employment, the Company shall pay the Executive a base salary of not less than One Million Twenty-Five Thousand Dollars ($1,025,000) per annum.

The Executive and the Company further amend the Agreement by deleting the fourth sentence of Paragraph 4(a) of the Agreement in its entirety and replacing it with the following new sentence:

In addition, during his employment, the Company shall pay the Executive each year an amount (“Premium Payment”) equal to the sum of: (i) the total premiums for such year on certain life insurance policies held in an irrevocable life insurance trust established by the Executive, with an aggregate face value of $12 million; and (ii) an amount necessary to gross-up Executive for any federal, state and local income tax liability attributable to the premium amounts.

III.	The Executive and the Company further amend the Agreement to delete the words “(the “Matching Contributions”) from the end of the second sentence of Paragraph 4(e) of the Agreement.

IV.	The Executive and the Company further amend the Agreement by deleting the first sentence of Paragraph 4(i) of the Agreement in its entirety and replacing it with the following new three sentences:

4(i). Subject to the third sentence of this paragraph 4(i), the Executive and his spouse shall be entitled to continue, until their respective deaths, to participate (at no cost to the Executive and his spouse) in the following Company employee benefit plans and arrangements (or other benefit plans or arrangements providing substantially similar benefits) in which the Executive participates on the date hereof): medical, dental, vision and behavioral health insurance; life insurance; accidental death and dismemberment insurance; group excess personal liability (collectively, “Benefits”); and the Company shall annually provide the Executive for as long as he lives an amount equal to the maximum employer matching contribution permitted under the terms and limits of the Company’s 401(k) plan in effect during the year of such payment (assuming the Executive remained employed with the Company and made the maximum contribution to such plan permitted by law), grossed up to reflect the pretax nature of a 401(k) contribution (the “Matching Contribution”). Notwithstanding the preceding sentence, no payment provided in paragraph 4(a) [Salary] of this Agreement shall be considered a benefit plan or arrangement pursuant to this paragraph 4(i) and the Executive, or his spouse, shall not be entitled to continuation of any payment provided in paragraph 4(a) pursuant to this paragraph 4(i). Notwithstanding the first sentence of this paragraph 4(i) to the contrary, the Executive’s spouse, as of May 19, 2009, shall be entitled to medical insurance (at no cost to the Executive or such spouse until such time as Executive and such spouse are no longer legally married) for so long as the Executive remains employed by the Company, and such spouse shall not be entitled to any other Benefits.

The Executive and the Company further amend the Agreement by deleting the last sentence of Paragraph 4(i) of the Agreement in its entirety.

V.	The Executive and the Company further amend the Agreement by adding the following new Paragraph 4(k):

4(k). Restricted Stock Award. The Executive shall receive a restricted stock award with a face value of $4,400,000. The number of shares awarded will be determined based on the Company’s stock price at the close of the market on March 18, 2009 as reported on Nasdaq. Except as otherwise provided by this Agreement, the shares will “cliff” vest in full (100%) on March 18, 2012 (thirty-six months from grant date), provided the Executive continues service with the Company through such date, provided however, that restricted stock that would otherwise vest on a date on which a sale of such shares by the Executive would violate the Insider Trading Policy shall vest as set forth in the Restricted Stock Agreement. The terms and conditions of this restricted stock award will be set forth in the Notice of Grant of Award, the Ross Stores, Inc. Restricted Stock Agreement (the “Restricted Stock Agreement”), and the Ross Stores, Inc. 2008 Equity Incentive Plan. The term “restricted stock” in this Agreement shall mean shares of stock granted under the terms of a Restricted Stock Agreement.

VI.	The Executive and the Company further amend the Agreement by adding the following new Paragraph 4(l):

4(l). Performance Share Award. The Executive shall receive for the fiscal year ending on January 30, 2010 a target number of Performance Shares equal to $2,750,000 divided by the closing market price on March 18, 2009 as reported on Nasdaq. The Performance Shares shall represent the right to receive Common Shares of the Company’s stock determined by the extent to which the target level of adjusted pretax profit for the fiscal year ending January 30, 2010, approved by the Compensation Committee of the Ross Stores, Inc. Board of Directors, has been attained and certified by the Compensation Committee.

Except as otherwise provided in the Performance Share Agreement, the Company shall issue, based on performance attained, Unvested Common Shares of the Company’s stock in settlement of Performance Shares on the Settlement Date of March 31, 2010. Except as otherwise provided in the Performance Share Agreement, Unvested Common Shares issued in settlement of the Performance Shares shall vest and become Vested Common Shares on January 28, 2012, provided the Executive continues service with the Company through such date, provided however, that Unvested Common Shares that would otherwise become Vested Common Shares on a date on which a sale of such shares by the Executive would violate the Insider Trading Policy shall become Vested Common Shares as set forth in the Performance Share Agreement. The terms and conditions of the Performance Shares shall be set forth in the Notice of Grant of Performance Shares, the Ross Stores, Inc. Performance Share Agreement (the “Performance Share Agreement”), and the Ross Stores, Inc. 2008 Equity Incentive Plan. Capitalized terms in this paragraph 4(j) shall have the same meanings assigned to such terms in the Performance Share Agreement.

VII.	The Executive and the Company further amend the Agreement by deleting Paragraph 9(a)(ii) of the Agreement in its entirety and replacing it with the following new Paragraph 9(a)(ii):

(ii). Bonus. The Company shall continue to pay to the Executive an annual bonus through the remainder of the term of the Agreement, as defined in paragraph 1 (including any extension pursuant to paragraphs 1 or 4(b)). The amount of each annual bonus payable pursuant to this paragraph 9(a)(ii) shall be equal to the annual bonus that the Executive would have earned had no such termination under paragraphs 7(b), 7(d) or 7(e) occurred, contingent on the relevant annual bonus plan performance goals for the respective year having been obtained. However, in no case shall any such post-termination annual bonus exceed 100% of the Executive’s target bonus for the fiscal year of the Company in which the Executive’s termination of employment occurs. Such bonuses shall not be paid until due under the applicable Company bonus plan.

VIII.	The Executive and the Company further amend the Agreement by deleting Paragraph 9(e) of the Agreement in its entirety and replacing it with the following new Paragraph 9(e) of the Agreement:

(e) Non-Renewal. If the Agreement expires as set forth in paragraph 7(h) [Non-Renewal], the Company shall have no further obligations to the Executive except as set forth in paragraphs 7(h) and 13 and except that the Executive shall immediately become fully vested in any restricted stock granted to the Executive by the Company under the Ross Stores, Inc. Restricted Stock Agreement which has not become vested as of such expiration date. The Company shall also pay the Executive an annual bonus for the Company’s fiscal year ending January 28, 2012. Such bonus shall not be paid until due under the applicable Company bonus plan.

IX.	The Executive and the Company further amend the Agreement by adding the following new Paragraph 9(f):

(f) Dividend Repayment Right. If the Executive terminates pursuant to paragraphs 7(a)[Death], 7(b) [Disability], 7(d)[Without Cause], or 7(e)[Termination by Executive for Good Reason], the Company shall waive any reacquisition or repayment rights for dividends paid on shares of restricted stock (granted under the terms and conditions of the Ross Stores Inc. Restricted Stock Agreement) or Unvested Common Shares (granted under the terms and conditions of the Ross Stores Inc. Performance Share Agreement) prior to Executive’s termination of employment.

X.	The Executive and the Company further amend the Agreement by adding the following new Paragraph 9(g):

(g) Release of Claims. Notwithstanding the provisions of this paragraph 9, the Executive shall be entitled to such payments in this paragraph 9; provided that within sixty (60) days following the Executive’s termination of employment the Executive executes a general release of claims against the Company and its subsidiaries, affiliates, stockholders, directors, officers, employees, agents, successors and assigns in the current form approved by the Company and attached as Exhibit A (subject to any amendments required by law or regulation) (the “Release”) and the period for revocation, if any, of such Release has expired without the Release having been revoked.

X.	The Executive and the Company further amend the Agreement by adding the following new Paragraph 9(h):

(h) Timing of Payments: Subject to paragraph 22, any cash payments to which the Executive is entitled under paragraphs 9(a), 9(c) and 9(e) shall commence within 30 days after the Executive executes the Release pursuant to paragraph 9(g); provided, however, that any amount otherwise payable prior to the Executive’s execution of the Release pursuant to paragraph 9(g) shall be paid to the Executive not later than ten days following the execution of the Release pursuant to paragraph 9(g).

XI.	The Executive and the Company further amend the Agreement by deleting Paragraph 22(d) of the Agreement in its entirety and replacing it with the following new Paragraph 22(d):

(d) Matching Contribution: In the event that Matching Contributions are provided pursuant to paragraph 4(i), such amount shall be paid to the Executive annually no later than December 31 of the respective year in which a matching contribution would have been made if the Executive was employed by the Company.

Except for the amendments, as set forth above, the Agreement and all of its terms remain in force and in effect.

ROSS STORES, INC.	EXECUTIVE

/s/	/s/
Norman Ferber	Michael Balmuth

June 9, 2009	June 9, 2009
Date	Date